SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 2, 2005

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on June 2, 2005

ING GROUP CONFIRMS SALE OF THE WEALTH BUSINESS OF ING SECURITIES BANK (FRANCE)

Following the announcement made on 20 January 2005 on the exclusive discussions with Barclays Bank PLC, ING Group announced today that it has signed the agreement for the sale of the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking, to Barclays Bank PLC.

The transaction has received all appropriate approvals and the transfer of the business is expected in the beginning of July 2005. Financial details of the transaction were not disclosed. The impact on the financial ratios and the earnings of ING Group will not be material.

The retail strategy of ING Group in France will concentrate on ING Direct. The Group ING Bank France will continue to develop Wholesale Banking and Asset Management businesses and position ING Group as a leading foreign bank for those activities in France.

Press enquiries: ING Group: Frank van der Voort Corporate Communications/Media Relations Tel: +31 20 541 54 69	The Group ING Bank France: Françoise Derwael Communication Tel: +33(1) 56 39 43 85

About ING Group
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of over 113,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

About ING Ferri and ING Private Banking France
ING Ferri is the brand name of personal banking activities oriented to affluent customers and based on stock brokerage and wealth management expertise. ING Private Banking business is providing dedicated private banking services to upper affluent clients. Combined, ING Ferri and ING Private Banking businesses have assets under management of €2.7bn, 30,000 clients and 13 branches.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 2, 2005